Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

212 450 4156
caplan@dpw.com

October 20, 2004

Michele M. Anderson
Special Counsel
Office of Mergers and Acquisitions
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Limited Brands, Inc.
Schedule TO-C Filed October 7, 2004
Schedule TO-I Filed October 7, 2004
Schedule TO-I/A Filed October 12, 2004
File No. 5-33912

Dear Ms. Anderson:

     On behalf of Limited Brands, Inc. (“Limited Brands”), set forth below are Limited Brands’ responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 18, 2004 relating to the above-referenced filings. The comments of the Staff are reproduced in bold type below, and are followed in each case by the response of Limited Brands. All changes referred to herein are reflected in Amendment No. 2 to Limited Brands’ Schedule TO, as filed with the Commission today (“Amendment No. 2”).

Schedule TO-C

1.	We note the company’s references to the safe harbor “under the Private Securities Litigation Reform Act of 1995” in the various materials filed under cover of Schedule TO-C, including the press release dated October 6, 2004, and the transcript of the September sales call. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of

Michele M. Anderson	October 20, 2004

Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

               Limited Brands confirms that it (i) is aware of the requirements of Section 21(E)(b)(2)(C) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Regulation M-A telephone interpretation M.2 and (ii) will comply fully with the requirements of that Section and interpretation. Limited Brands respectfully submits, however, that the protections of the safe harbor are available with respect to future press releases or other communications that do not relate solely to the tender offer. Stated differently, we do not believe the mere fact that a tender offer is pending vitiates the protections of the safe harbor for communications that, while potentially relevant to the tender offer, also implicate other disclosure considerations.

Schedule TO-I

Offer to Purchase

2.	Wherever you recommend that security holders check the box captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer” to maximize the chance that their shares will be purchased, revise to include disclosure which explains that this feature may have the effect of decreasing the offer price because such tendered shares will effectively be considered available for purchase at the minimum price within the range you have set.

               Changes in response to the Staff’s comment have been made to the inside cover page (under the Section entitled “Important”) and to pages 4, 11 and 16 of Limited Brands’ Offer to Purchase dated October 7, 2004 (the “Offer to Purchase”).

3.	We reference your discussion of the $500 million special dividend you intend to declare following the completion of the tender offer. Disclose the estimated per share amount or range of amounts of the special dividend assuming maximum participation in the tender offer, to the extent practicable, so that security holders may be better able to evaluate their alternatives.

               Changes in response to the Staff’s comment have been made to pages 1, 13, 15 and 24 of the Offer to Purchase.

Michele M. Anderson	October 20, 2004

Forward-Looking Statements

4.	You indicate that you undertake no obligation to update or revise the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to security holders. See Rule 13e-4(e)(3). Please revise or delete.

               A change in response to the Staff’s comment has been made to page 7 of the Offer to Purchase.

Purpose of the Tender Offer; Certain Effects of the Tender Offer

5.	We note that the offer is subject to the condition that the company will remain listed on the NYSE and not be eligible for deregistration under the Exchange Act. However, we also note under “Certain Effects of the Tender Offer” that the company may engage in possible future purchases of additional shares of common stock. Please be advised that this tender offer and any of the additional transactions may constitute the first steps in a future going private transaction. See Rule 13e-3(a)(3).

               Limited Brands confirms that it (i) is aware of the requirements of Rule 13e-3 under the Exchange Act and (ii) will comply fully with the requirements of that Rule.

Conditions of the Tender Offer

6.	The first paragraph of this section contains language suggesting that once a condition is triggered, the offeror may decide in its reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

               Limited Brands commits that (i) if a condition set forth in Section 7 of the Offer to Purchase (“Conditions of the Tender Offer”) is triggered and (ii) Limited Brands’ Board of Directors makes a definitive determination not to invoke such condition and proceed with the tender offer, then Limited Brands will publicly announce such determination.

Michele M. Anderson	October 20, 2004

7.	We note that the financing condition remains unsatisfied. Please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987) for guidance.

               Limited Brands respectfully submits that the five business day requirement referred to in the Staff's comment is neither applicable nor workable in the circumstances of the pending issuer tender offer. Although the offer is subject to receipt of financing, Limited Brands has already entered into credit agreements for that financing. Those credit agreements were filed as Exhibits (b)(i), (b)(ii) and b(iii) to Schedule TO on October 7, 2004 and described in Section 9 of the Offer to Purchase. This is not a situation where an offer is launched without fully committed and documented financing. Here, the only requirements yet to be fulfilled are customary conditions (i.e., delivery of standard closing certificates and legal opinions, absence of default under the credit agreements and truth of certain representations as of the funding date) included in virtually every credit agreement. In our view, the satisfaction of these types of conditions does not require extension of the tender offer.

               Indeed, requiring such an extension would be technically impossible and render the offer illusory. This is so because (as is the case with credit agreements generally) the conditions to funding must be satisfied at the time of funding - - i.e., simultaneously with the expiration of the offer. Requiring that the offer be extended would make it impossible to satisfy the conditions to funding under the credit agreements.

Certain Information Concerning Us

8.	Despite your attempt to incorporate by reference any additional documents filed with the Commission from the date of this offer until it expires, Schedule TO does not permit such “forward” incorporation by reference. If the information provided to security holders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

               A change in response to the Staff’s comment has been made to page 33 of the Offer to Purchase.

Extension of the Tender Offer; Termination; Amendment

9.	Your disclosure indicates that you will make a public announcement by issuing a press release to PR Newswire or another comparable service. Please be aware that depending on the materiality of the

Michele M. Anderson	October 20, 2004

change in the terms of the offer, a public announcement by issuing a press release through PR Newswire may not by itself satisfy your obligations under Rule 13e-4(e)(3).

               Limited Brands confirms that it (i) is aware of the requirements of Rule 13e-4(e)(3) under the Exchange Act and (ii) will comply fully with the requirements of that Rule.

10.	Refer to your discussion relating to material changes and your obligation to extend the exchange offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change.

               A change in response to the Staff’s comment has been made to page 40 of the Offer to Purchase.

Closing Information

               In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Limited Brands is aware of and acknowledges the Staff’s position with respect to these matters.

Michele M. Anderson	October 20, 2004

     Please contact the undersigned at 212-450-4156 if you have any further questions or would like to discuss any aspect of this letter. Thank you for your assistance.

Very truly yours,

/s/ David L. Caplan

David L. Caplan

cc w/encl:	Samuel P. Fried
Limited Brands, Inc.